DEXIA

07028718

RECEIVED
DEC 13 2007
160

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

December 6th, 2007

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of December 6th, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
DEC 26 2007
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

Dexia S.A. – 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 5 December 2007

Appointment to the board of directors of Dexia SA

The board of directors has appointed Mrs. ***Catherine Kopp*** as director of Dexia. She will replace Mrs. Anne-Marie Idrac as from February 1, 2008.

The final appointment of Mrs. Catherine Kopp as director of Dexia will be proposed to the next ordinary shareholders' meeting on May 14, 2008.

Dexia deeply thanks Mrs. Anne-Marie Idrac for her contribution to its board of directors since 2004.

Biography of Mrs. Catherine Kopp

Catherine Kopp has been General Manager of Human Resources of the Accor Group since 2002. After studying mathematics, she worked for the IBM Group, where she held several management positions (human resources, marketing and sales) before becoming General Manager and later CEO of IBM France. From 2001 to 2002, she was Manager of Human Resources of the LVMH Group, member of the executive committee.

Catherine Kopp is also member of the board of directors of Schneider Electric.

In 2006, the French Prime Minister appointed her member of the High authority for the fight against discriminations.

Catherine Kopp is knight of the national order of the Legion of Honour.

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 58 58 77 81
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 58 58 85 56

END